UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
August, 2009	001-32468

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

ONTARIO
(Jurisdiction of Incorporation or Organization)

401 Bay Street, Suite 2700, P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit	Description

99.1	Annual Report - for the period ended March 31, 2009
99.2	Notice of Meeting
99.3	Management Information Circular
99.4	Proxy Card
99.5	Proxy Card - VIF
99.6	Supplemental Mailing Card
99.7	Certificate of Abridgement

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: August 13, 2009	By:	/s/ Jennifer Dawson
Jennifer Dawson
Chief Financial Officer